MUNICIPAL INCOME TRUST


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of KPMG LLP as the independent public accountants. With regards to the election of David C. Arch as elected trustee by the common shareholders of the Fund 25,108,402 shares voted in his favor and 251,440 shares withheld. With regards to the election of Howard J Kerr as elected trustee by the common shareholders of the Fund 25,105,339 shares voted in his favor and 254,503 shares withheld. With regards to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Fund 25,106,337 shares voted in his favor and 253,506 shares withheld. The other trustees whose terms did not expire in 1999 were: Rod Dammeyer, Don G. Powell, Theodore A. Myers, Steven Muller, Hugo F. Sonnenschein and Wayne W. Whalen. With regards to the ratification of KPMG LLP as the independent public accountants for the Fund 25,012,919 shares voted in favor of the proposal, 97,116 shares voted against and 249,807 shares abstained.